

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 27, 2023

Zhen Fan
Chief Executive Officer
Haoxi Health Technology Ltd
Room 801, Tower C, Floor 8
Building 103
Huizhongli, Chaoyang District
Beijing, China

> **Re: Haoxi Health Technology Ltd**
> **Amendment No. 1 to Registration Statement on Form F-1**
> **Filed September 19, 2023**
> **File No. 333-274214**

Dear Zhen Fan:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 8, 2023 letter.

Amendment No. 1 to Registration Statement on Form F-1, Filed September 19, 2023

General

1. We note the changes to your disclosure in the prospectus, including on the prospectus cover page, Prospectus Summary and Risk Factor sections relating to legal and operational risks associated with PRC laws and regulations. It is unclear to us that there have been changes in the regulatory environment in the PRC since your amendment filed on August 25, 2023 that warrant revised disclosure. The Sample Letters to China-Based Companies sought specific disclosure relating to the risk that the PRC government may intervene in or influence your operations at any time, or may exert control over operations

of your business, which could result in a material change in your operations and/or the value of the securities you are registering for sale. We remind you that, pursuant to federal securities rules, the term "control" (including the terms "controlling," "controlled by," and "under common control with") as defined in Securities Act Rule 405 means "the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise." The Sample Letters also sought specific disclosures relating to uncertainties regarding the enforcement of laws and that the rules and regulations in China can change quickly with little advance notice. We do not believe that your revised disclosure that removes detailed references to the PRC legal system and the nature of the PRC government's regulatory oversight, uncertainties surrounding PRC regulations, and interventions by the PRC government in your business conveys the same risks. Please restore your disclosures to the disclosures as they existed in the registration statement as of August 25, 2023.

You may contact Robert Shapiro at 202-551-3273 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Nicholas Nalbantian at 202-551-7470 or Erin Jaskot at 202-551-3442 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Ying Li